Exhibit 99.1

Ecopetrol acquires four blocks in the U.S. Gulf of Mexico

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that its subsidiary Ecopetrol America Inc. placed the most competitive bid and was awarded the Green Canyon blocks 404, 405, 448 and 492, located in the U.S. Gulf of Mexico.

The award of these blocks in the Emerald prospect was made public after the GOM-Lease Sale 251 round was completed.

The Bureau of Ocean Energy Management (BOEM), the U.S. federal governmental agency responsible for the process, officially communicated the results.

These new four blocks are in addition to the 61 that Ecopetrol currently has in the Gulf of Mexico, 46 of which are in the exploratory phase and 15 in development and production.

Bogotá D.C., November 15, 2018

--------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager (I)

Fernando Suárez Tellez

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co